SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              --------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                          SOUTHWALL TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   844 909 101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                    Joe C. Sorenson, Esq., Graham & James LLP
            600 Hansen Way, Palo Alto, CA 94304-1043; (415) 856-6500
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  April 9, 1997
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------------
CUSIP No.      844 909 101                13D
         -------------------------
----------------------------------

--------- --------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS/
          S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          (See Instructions)
          Teijin Limited
--------- --------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)      |_|
          (See Instructions)                                     (b)      |_|
--------- --------------------------------------------------------------------
   3      SEC USE ONLY

--------- --------------------------------------------------------------------
   4      SOURCE OF FUNDS
          WC
--------- --------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) pr 2(e)

--------- --------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Japan
-------------------------- --------- -------------------------------------------
                              7      SOLE VOTING POWER
                                     825,000
   NUMBER OF               --------- -------------------------------------------
     SHARES                   8      SHARED VOTING POWER
 BENEFICIALLY                        0
 OWNED BY EACH             --------- ------------------------------------------
   REPORTING                  9      SOLE DISPOSITIVE POWER
 PERSON WITH                         825,000
                           --------- -------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                     0
-------------------------- --------- -------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          825,000
--------- ----------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)


--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          11.2%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)
          CO
--------- ----------------------------------------------------------------------

Item 1.     Security and Issuer.

           The class of equity securities to which this Statement relates is the Common Stock, $0.001 par value, of Southwall Technologies, Inc., a Delaware corporation ("Southwall"). The principal executive offices of Southwall are located at 1029 Corporation Way, Palo Alto, CA 94303.

Item 2.    Identity and Background.

           This  Statement  is  being  filed  by  Teijin  Limited,   a  Japanese
           corporation ("Teijin"). The registered office of Teijin is at 6-7, Minami-honmachi 1-Chome, Chuo-ku, Osaka 541, JAPAN.

           Teijin is a US$6 billion diversified chemicals and plastics, fibers, pharmaceutical and medical products, information systems and media company based in Osaka, Japan. Its operations include the manufacture and sale of polyester (PET) films which are used in a variety of applications. The name, business address, present principal occupation and citizenship of each executive officer and director of Teijin are set forth in Appendix A hereto, which is incorporated herein by reference.

           During the last five years, neither Teijin nor, to the best knowledge of Teijin, any of its executive officers or directors has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

           The funds for the purchase of the shares of Southwall Common Stock will be provided from Teijin's working capital. The aggregate purchase price of the shares of Southwall Common Stock reported as beneficially owned in Item 5 is US$5,002,500. In addition, Southwall has agreed to issue to Teijin a warrant to purchase an additional 158,000 shares of Southwall Common Stock as described in Item 5. If the warrant is exercised, Teijin currently anticipates that the funds for the purchase of the shares subject to the warrant will be provided from Teijin's working capital.

Item 4.    Purpose of Transaction.

           Teijin and Southwall have had a business relationship for almost 10 years and Teijin is a principal supplier of PET films used by Southwall as the substrate for Southwall's sputtered coatings. Southwall's thin film coating products selectively absorb, reflect or conduct certain types of electromagnetic radiation. Teijin has agreed to acquire the shares from Southwall for investment purposes in order to further its cooperative relationship with Southwall and to provide funds for the construction of Southwall's new manufacturing plant in Arizona. Teijin does not currently intend to acquire control of Southwall, although it may purchase (from time to time in open market transactions) additional shares of Southwall Common Stock. In determining whether to purchase additional shares of Southwall Common Stock, Teijin intends to consider various factors, including Southwall's financial condition, business and prospects, price levels of the Southwall Common Stock, the business relationship between Teijin and Southwall, other opportunities available to Teijin, and general economic, money and stock market conditions. Depending upon, among other things, the matters referred to above, Teijin may determine to dispose of all or a portion of its shares of Southwall Common Stock. Teijin has also had discussions with Southwall concerning representation on Southwall's board of directors. Southwall has agreed to allow a representative from Teijin to attend meetings of the board of directors as a non-voting observer and to consider the election to Southwall's board of directors of a representative who is mutually acceptable to both companies.

           Except as discussed above, the undersigned has no plans or proposals which relate to or would result in any of the following:

           (a) The acquisition by any person of additional securities of Southwall or the disposition of securities of Southwall;

           (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Southwall or any of its subsidiaries, if any;

           (c) A sale or transfer of a material amount of assets of Southwall or any of its subsidiaries;

           (d) Any change in the present board of directors or management of Southwall, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

           (e) Any material change in the present capitalization or dividend policy of Southwall;

           (f) Any other material change in Southwall's business or corporate structure;

           (g)   Changes  in   Southwall's   charter,   bylaws  or   instruments
           corresponding   thereto  or  other   actions  which  may  impede  the
           acquisition or control of Southwall by any person;

           (h) Causing a class of securities of Southwall to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

           (i) A class of equity securities of Southwall becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

           (j) Any action similar to any of those enumerated above.


Item 5.    Interest in Securities of the Issuer.

           (a) Teijin has agreed to purchase 667,000 shares of Common Stock of Southwall (the "Shares") at a price of $7.50 per share, for an aggregate purchase price of $5,002,500, pursuant to a Basic Agreement Regarding Stock Purchase Between Southwall/Teijin dated April 9, 1997, which is described in Item 6 below. In addition, Southwall has agreed to issue to Teijin a warrant to purchase an additional 158,000 shares of Common Stock (the "Warrant") at a purchase price of $9.00 per share. The Warrant must be exercised prior to the third anniversary of the date of issuance. As of the date of the filing of this Statement, none of the shares subject to the Warrant have been exercised.

           As of February 28, 1997, 6,538,589 shares of Southwall Common Stock were outstanding. After giving effect to the issuance of the Shares, but assuming the issuance of no additional shares of Southwall Common Stock subsequent to February 28, 1997, Teijin will own approximately 9.26% of Southwall's outstanding Common Stock. If all of the shares subject to the Warrant were purchased, but assuming the issuance of no additional shares of Southwall Common Stock, Teijin would own approximately 11.2% of Southwall's outstanding Common Stock.

           (b) Number of shares as to which such person has:

               (i) Sole power to vote or direct the vote: 825,000 (including 158,000 shares subject to the Warrant, which is currently exercisable in full).

               (ii)   Shared power to vote or to direct the vote: -0-

               (iii)  Sole power to dispose  or to direct  the  disposition  of:
                      825,000 (including 158,000 shares subject to the Warrant, which is currently exercisable in full).

               (iv)   Shared power to dispose or to direct the  disposition  of:
                      -0-

           (c) Except for the purchase of the 667,000 shares of Southwall Common Stock and the Warrant described above, the undersigned has not engaged in any transactions in Southwall Common Stock during the past 60 days.

           (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 667,000 shares of Southwall Common Stock and the Warrant which are beneficially owned by the undersigned.

           (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           Teijin and Southwall entered into a Basic Agreement Regarding Stock Purchase Between Southwall/Teijin dated April 9, 1997 (the "Basic Agreement") which provides for the purchase of 667,000 shares of Southwall Common Stock and the issuance of the Warrant to purchase an additional 158,000 shares of Southwall Common Stock. The Warrant is exercisable during a three (3) year period ending on the third anniversary of the date of issuance. The discussion of the terms of the Basic Agreement contained in this Statement is qualified in its entirety by reference to the Basic Agreement, a copy of which is attached to this Statement as Exhibit A.

           Teijin also agreed to facilitate a loan to Southwall in the principal amount of US$10,000,000 (the "Loan") and to guarantee Southwall's performance under the Loan. It is presently contemplated that US$5,000,000 of the Loan will be drawn down on or about May 6, 1997 (the "First Draw Down Date") and that the remaining US$5,000,000 of the Loan will be drawn down within 6 months after the First Draw Down Date. Under the terms of the Loan, Southwall will be required to make semi-annual interest-only payments, including a guarantee fee, for a period of four (4) years after the First Draw Down Date, followed by eight (8) semi-annual principal repayments, plus accrued interest and guarantee fee, commencing forty-eight (48) months after the anniversary of the First Draw Down Date, as more fully described in the Basic Agreement. The interest rate, including the guarantee fee, shall be one percent (1%) per annum above the six (6) months LIBOR rate established by BBA. Teijin's guarantee of Southwall's obligations under the Loan is to be secured in a manner satisfactory to Teijin. Southwall will have the right to prepay the Loan in full or in part without penalty, provided that Southwall gives at least 6 months notice prior to its intended prepayment and otherwise complies with the prepayment terms of the Loan and guarantee.

           The Basic Agreement also sets forth a general framework for areas in which Teijin and Southwall may collaborate in the future, including:
           a) collaboration on the development of new substrate films, thin film coated products and processes; b) Teijin's acting as a distributor for Southwall's products in certain territories, including Japan; and
           c) Teijin being accorded "most favored supplier" status for new substrate films purchased by Southwall, so long as price, quality and other supply conditions are competitive with those of other suppliers.

Item 7.    Material To Be Filed as Exhibits.

           The following agreement is attached hereto as an exhibit:

            Exhibit A      -    Basic Agreement Regarding Stock Purchase Between
                                Southwall/Teijin Dated April 9, 1997

                                    SIGNATURE

            After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                                  April 14, 1997
                                        -------------------------------------
                                                     (Date)

                                        TEIJIN LIMITED


                                        By:      /s/ Shosaku Yasui
                                           ----------------------------------
                                                      (Signature)


                                                     Shosaku Yasui
                                        -------------------------------------
                                                        (Name)

                                   APPENDIX A


                             INFORMATION CONCERNING
             THE EXECUTIVE OFFICERS AND DIRECTORS OF TEIJIN LIMITED



(a)       Hiroshi Itagaki
(b)       2-1-1 Uchisaiwaicho, Chiyodaku, Tokyo, JAPAN
(c)       President and Chief Executive Officer
(d)       N/A
(e)       N/A
(f)       Japan

(a)       Toshihiko Doi
(b)       2-1-1 Uchisaiwaicho, Chiyodaku, Tokyo, JAPAN
(c)       Executive Vice President
(d)       N/A
(e)       N/A
(f)       Japan

(a)       Masao Nishida
(b)       6-7, Minami-honmachi 1 Chome, Chuo-ku, Osaka 541, JAPAN
(c)       Senior Managing Director; General Manager, Fibers Group
(d)       N/A
(e)       N/A
(f)       Japan

(a)       Masao Matsuzaki
(b)       2-1-1 Uchisaiwaicho, Chiyodaku, Tokyo, JAPAN
(c)       Senior Managing Director; General Manager, Medical and Pharmaceutical
          Group
(d)       N/A
(e)       N/A
(f)       Japan

(a)       Shosaku Yasui
(b)       2-1-1 Uchisaiwaicho, Chiyodaku, Tokyo, JAPAN
(c) Senior Managing Director; General Manager, Films Group; General Manager, Information; Systems and Recording Media Business Group
(d)       N/A
(e)       N/A
(f)       Japan

(a)       Taku Morota
(b)       6-7, Minami-honmachi 1 Chome, Chuo-ku, Osaka 541, JAPAN
(c)       Senior Manager Director; General Manager, Administration Division
(d)       N/A
(e)       N/A
(f)       Japan

(a)       Masateru Terano
(b)       6-7, Minami-honmachi 1 Chome, Chuo-ku, Osaka 541, JAPAN
(c) Senior Managing Director; Deputy General Manager, Fibers Group; General Manager, Fibers Technology and Development Division; Chairman, Teijin Chemicals Ltd.
(d)       N/A
(e)       N/A
(f)       Japan

(a)       Ken Fukuoka
(b)       6-7, Minami-honmachi 1 Chome, Chuo-ku, Osaka 541, JAPAN
(c) Managing Director; Deputy General Manager, Fibers Group; General Manager, Tetoron Filament Division
(d)       N/A
(e)       N/A
(f)       Japan

(a)       Toshimitsu Ishikawa
(b)       2-1-1 Uchisaiwaicho, Chiyodaku, Tokyo, JAPAN
(c) Managing Director; Deputy General Manager, Medical and Pharmaceutical Group; General Manager, Administration and Marketing Division of Medical and Pharmaceutical Group
(d)       N/A
(e)       N/A
(f)       Japan

(a)       Nobuharu Izawa
(b)       2-1-1 Uchisaiwaicho, Chiyodaku, Tokyo, JAPAN
(c)       Managing Director; General Manager New Business Development Group
(d)       N/A
(e)       N/A
(f)       Japan

(a)       Hideo Nakamori
(b)       2-1-1 Uchisaiwaicho, Chiyodaku, Tokyo, JAPAN
(c)       Managing Director; General Manager, Films Marketing Division
(d)       N/A
(e)       N/A
(f)       Japan

(a)       Tatsuyuki Naruchi
(b)       2-1-1 Uchisaiwaicho, Chiyodaku, Tokyo, JAPAN
(c) Managing Director; General Manager, Planning and Research Division of Medical and Pharmaceutical Group
(d)       N/A
(e)       N/A
(f)       Japan

(a)       Kunio Okumura
(b)       2-1-1 Uchisaiwaicho, Chiyodaku, Tokyo, JAPAN
(c) Managing Director; General Manager, General Affairs and Personnel Division; General Manager, Health Counseling Office
(d)       N/A
(e)       N/A
(f)       Japan

(a)       Masatsugu Kajiwara
(b)       2-1-1 Uchisaiwaicho, Chiyodaku, Tokyo, JAPAN
(c) Managing Director; General Manager, Plastics Group; President and Chief Executive Officer, Teijin Chemicals Ltd.
(d)       N/A
(e)       N/A
(f)       Japan

(a)       Yoichi Hoshi
(b)       6-7, Minami-honmachi 1 Chome, Chuo-ku, Osaka 541, JAPAN
(c) Director, Member of the Board; Deputy General Manager, Tetoron Filament Division
(d)       N/A
(e)       N/A
(f)       Japan

(a)       Takeshi Hara
(b)       2-1-1 Uchisaiwaicho, Chiyodaku, Tokyo, JAPAN
(c)       Director, Member of the Board;    General Manager, Development and
          Technology Division of Medical and Pharmaceutical Group
(d)       N/A
(e)       N/A
(f)       Japan

(a)       Toshio Naito
(b)       2-1-1 Uchisaiwaicho, Chiyodaku, Tokyo, JAPAN
(c)       Director, Member of the Board;    Deputy General Manager,
          Administration and Marketing Division of Medical and Pharmaceutical Group
(d)       N/A
(e)       N/A
(f)       Japan

(a)       Masayuki Maruyama
(b) 19th Floor, Ploenchit Tower, 898 Ploenchit Road, Lumpinee, Patumwan, Bangkok, 10330 THAILAND
(c) Director, Member of the Board; President and Chief Executive Officer, Teijin Polyester (Thailand) Ltd., Teijin (Thailand) Ltd.
(d)       N/A
(e)       N/A
(f)       Japan

(a)       Shohei Nishida
(b)       6-7, Minami-honmachi 1 Chome, Chuo-ku, Osaka 541, JAPAN
(c)       Director, Member of the Board;    General Manager, Textile Division
(d)       N/A
(e)       N/A
(f)       Japan

(a)       Noriaki Nagashima
(b)       2-1-1 Uchisaiwaicho, Chiyodaku, Tokyo, JAPAN
(c) Director, Member of the Board; General Manager, Films Technology and Production Division; General Manager, Films Technology Department
(d)       N/A
(e)       N/A
(f)       Japan

(a)       Kazuhiko Soma
(b)       2-1-1 Uchisaiwaicho, Chiyodaku, Tokyo, JAPAN
(c) Director, Member of the Board; General Manager, Research and Development Division
(d)       N/A
(e)       N/A
(f)       Japan

(a)       Takashi Kishida
(b)       6-7, Minami-honmachi 1 Chome, Chuo-ku, Osaka 541, JAPAN
(c) Director, Member of the Board; General Manager, Engineering Division; President and Chief Executive Officer, Teijin Engineering Ltd.
(d)       N/A
(e)       N/A
(f)       Japan

(a)       Isamu Matsuda
(b)       2-1-1 Uchisaiwaicho, Chiyodaku, Tokyo, JAPAN
(c)       Director, Member of the Board; General Manager, Home Health Care
          Division
(d)       N/A
(e)       N/A
(f)       Japan

                                    EXHIBIT A


                                 BASIC AGREEMENT
                            REGARDING STOCK PURCHASE
                            BETWEEN SOUTHWALL/TEIJIN



                  This Basic Agreement (the "Agreement") is made as of April 9, 1997 by and between Southwall Technologies Inc., a Delaware corporation whose principal business offices are at 1029 Corporation Way, Palo Alto, California 94303 (hereinafter called "Southwall" or the "Company")

                                       and

Teijin Limited, a Japanese corporation whose registered office is at 6-7, Minami-honmachi 1-chome, Chuo-ku, Osaka 541, Japan (hereinafter called "Teijin" or the "Purchaser").

                                   WITNESSETH:

                  WHEREAS, Teijin is the principal supplier of PET film for substrates of Southwall's products, and Southwall and Teijin have had a productive working relationship for almost ten (10) years;

                  WHEREAS, Southwall is in the process of building a new manufacturing plant with two vacuum coaters and one solvent coater in Tempe, Arizona and desires to secure the necessary funds to complete the new plant;

                  WHEREAS, Teijin has been seeking ways to expand its relationship with Southwall and is willing to make an equity investment in Southwall and arrange for a loan to Southwall for the completion of the new plant; and

                  WHEREAS, Southwall and Teijin now wish to set forth the terms and conditions of the above-mentioned financing and other areas of cooperation between the parties hereto;

                  NOW, THEREFORE, the parties hereto have agreed as follows:

                                    ARTICLE 1
                                   DEFINITIONS


                  For purposes of this Agreement, the following terms have the meanings specified or referred to in this Article 1:

                       1.1.1 The term "Closing" shall mean the closing of the purchase and sale of new shares of Southwall to Teijin as set forth in Article 3.

                       1.1.2 The term "Closing Date" shall mean April 28, 1997, or any other date before May 30, 1997, which may be agreed by the parties hereto for the Closing.

                       1.1.3 The term "New Plant" shall mean Southwall's new electronics products manufacturing plant with two vacuum coaters and one solvent coater in Tempe, Arizona, which is under construction as of the date of this Agreement.

                       1.1.4 The term "GAAP" shall mean generally accepted United States accounting principles, applied on a consistent basis.

                       1.1.5 The term "Securities Act" shall mean the Securities Act of 1933 or any successor law, and regulations and rules issued pursuant to that Act or any successor law, all of which are effective in the United States of America.

                       1.1.6 The term "Parties" or "Party" shall collectively mean Southwall and Teijin or either of them individually.


                                    ARTICLE 2
                            PURPOSE OF THE AGREEMENT

                  2.1 The purpose of this Agreement is to set forth a general framework for mutually beneficial cooperation between Southwall and Teijin.

                  2.2 The Parties will faithfully seek any and all possible collaboration opportunities such as, but not limited to:

                         o  Joint development of new products in Article 8;

                         o Jointly establish a new marketing network in the agreed territory referred in Article 9; and

                         o Film supply from Teijin to Southwall under the most favored conditions in Article 10.


                                    ARTICLE 3
                       ISSUANCE OF SOUTHWALL'S NEW SHARES

                  3.1 It is agreed among the parties that Teijin may purchase or partly or wholly sell Southwall shares in the open market, subject to proceedings and regulations of the Securities Act and subject to the condition that Teijin will notify Southwall in advance of any such purchase or sale of Southwall shares through such market.

                  3.2 On the basis of the representations and warranties and agreements contained herein, and subject to the terms and conditions of this Agreement, at the Closing, Southwall will issue and sell to Teijin, and Teijin agrees to purchase 667,000 shares of authorized but unissued common stock, par value US$0.001 (the "Shares") at a price of US$7.50 per share (for an aggregate purchase price of US$5,002,500.00).

                  3.3 The Closing provided for in this Agreement will take place at the office of Southwall at 10:00 a.m. (California time) on the Closing Date. In consideration of the purchase of the Shares, Teijin shall pay the purchase price of the Shares at the Closing by wire transfer to Southwall's bank account designated by Southwall. Within twenty (20) business days of receipt of such payment, Southwall shall deliver to Teijin a stock certificate or certificates evidencing the Shares issued in the name of Teijin. As of the Closing Date, Southwall shall issue and deliver to Teijin documentation evidencing ownership of the Shares on the Closing Date.

                  It is agreed by the Parties that the failure to consummate the Closing on the date and time and at the place determined under this paragraph will not result in the immediate termination of this Agreement and will not relieve any Party of any obligation under this Agreement. In this case, the Parties shall deliberate in good faith for finding the best solution based upon the purpose of this Agreement as prescribed in Article 2 of this Agreement.

                  3.4 It is further agreed by the Parties that in consideration of the purchase of the Shares at a premium to the current market price for Southwall Common Stock, Southwall shall issue to Teijin at the Closing a warrant to purchase an additional 158,000 shares of Common Stock at a price of US$9.00 per share, which may be exercised within a three (3) year period from the Closing Date, which warrant shall be in the form attached hereto as Exhibit A.


                                    ARTICLE 4
                  REPRESENTATIONS AND WARRANTIES AND COVENANTS
                                  BY SOUTHWALL

                  Southwall agrees to make the representations and warranties set forth on Exhibit B hereto except as set forth on the Schedule of Exceptions attached thereto as of the Closing Date.

                                    ARTICLE 5
                    REPRESENTATIONS AND WARRANTIES BY TEIJIN

                  Teijin represents and warrants to Southwall as follows:

                       5.1.1 Teijin is a corporation duly organized, validly existing, and in good standing under the laws of Japan.

                       5.1.2 This Agreement constitutes the legal, valid, and binding obligation of Teijin, enforceable against Teijin in accordance with its terms. Teijin has the absolute and unrestricted right, power, and authority to execute and deliver this Agreement.

                       5.1.3 Teijin is acquiring the 667,000 shares as mentioned in Article 3 hereinabove for its own account and not with a view to their distribution within the meaning of Section 2(11) of the Securities Act.

                  Teijin agrees not to sell or transfer the above-mentioned 667,000 shares of Southwall Common Stock for at least two (2) years after Closing without the prior written consent of Southwall. In accordance with Securities Act these shares shall be governed by Rule 144 and other applicable SEC regulations and shall contain the appropriate legends.

                  After the said two (2) years, Teijin may sell such shares without the prior written consent of Southwall.


                                    ARTICLE 6
                               REGISTRATION RIGHTS

                  Each of the parties covenants and agrees as to the provisions as set forth in Exhibit C hereto.

                                    ARTICLE 7
                                      LOAN

                  7.1 As soon as practicable after the effective date of this Agreement, Teijin will make financing arrangement for Southwall in the amount of US$10,000,000.00 as a part of investment fund of the New Plant of Southwall. A binding loan agreement, letter of guarantee and related formal instruments, if any, shall be negotiated as soon as possible and shall be executed subject to the completion of the Closing.

                  7.2  Major financing conditions are as follows:

                       (1)  Date of Execution: On or before May 6, 1997

                       (2)  First Draw Down Date: May 6, 1997

                       (3)  Expected First Draw Down Amount: US$5,000,000

                       (4) Second Draw Down Date: Within six (6) months of First Draw Down Date

                       (5) Expected Second Draw Down Amount: Balance of Total Loan Amount

                       (6)  Total Loan Amount: US$10,000,000.

                       (7) Financing Purpose: Investment fund required for building the New Plant.

                       (8)  Expected  Lender:  First class  Japanese Bank or its
                            United  States  financing   company   designated  by
                            Teijin.

                       (9)  Borrower: Southwall.

                       (10) Grace  Period:  Four (4) years  after the First Draw
                            Down  Date.   During   this   period,   semi-annual,
                            interest-only payments, including guarantee fee.

                       (11) Repayments:   Eight   (8)   semi-annual   equivalent
                            principal repayments, plus accrued interest and guarantee fee starting forty-eight (48) months after the First Draw Down Date.

                       (12) Interest rate, including guarantee fee: In total one
                            (1) percent per annum above six (6) months LIBOR rate by BBA.

                  (For the purpose of this Agreement, the six (6) months LIBOR rate means the semi-annual floating rate, which shall first be the effective rate as of (2) two business days before the date of draw down and thereafter each time to be decided by the effective rate as of two (2) business days before the next six (6) month period.)

                       (13) Security:  Southwall  shall  secure  this  loan in a
                            manner satisfactory to Teijin based on mutually agreed upon valuation of manufacturing equipment and other tangible and intangible assets of the New Plant.

                       (14) Prepayment:  Southwall  may have the right to prepay
                            this loan in full or in part without any penalty at any time, provided that Southwall shall notify Teijin and the lender bank at least six (6) months prior to intended prepayment and will comply with prepayment terms of the loan agreement and letter of guarantee.

                                    ARTICLE 8
                           COLLABORATION IN TECHNOLOGY


                  Southwall and Teijin will negotiate in good faith with respect to collaboration on the development of polyester or any other new film substrate products and/or processes at adequate facilities of Southwall in the United States of America and/or Teijin in Japan as the case may be, or in such other appropriate places as the parties may mutually agree.

                  Both Parties will commence collaboration discussions under this Article within two (2) months after the Closing Date.


                                    ARTICLE 9
                   SALE AND DISTRIBUTION OF SOUTHWALL PRODUCTS


                  Teijin may request Southwall to grant distribution rights for Southwall products within certain territories, including Japan, subject to existing contractual relationships. By deliberation Southwall may grant distribution rights of agreed Southwall products to Teijin in the agreed territories. The terms and specific nature of such distribution rights shall also be separately agreed upon by the Parties.


                                   ARTICLE 10
                                 MATERIAL SUPPLY

                  It is acknowledged that Teijin is the major supplier of PET film to Southwall. In recognition of this status Southwall hereby acknowledges Teijin as a Most Favored Supplier and, during the term of this Agreement, Southwall shall grant Teijin the most preferential position in respect to Southwall's purchases of PET film and/or other new films so long as the price, quality and other supply conditions are competitive with those of other supplier(s).


                                   ARTICLE 11
                                FAIR RELATIONSHIP

                  Nothing in this Agreement prohibits or restricts any fair and arm's length competition between the Parties; provided, however, that if, at any time during the term of this Agreement, either Party becomes aware of any additional collaboration opportunity with regard to film substrate products, such Party shall, to the extent possible and in accordance with the provision of paragraph 2.1 of this Agreement, offer to meet and confer with the other Party concerning such an additional opportunity.

                                   ARTICLE 12
                              TERM AND TERMINATION

                  12.1 This Agreement shall become effective as of the date first above written subject to the approval of the respective Boards of Directors of Southwall and Teijin and approval of governmental authorities of Japan and the United States of America, if such governmental approval is necessary.

                  12.2 This Agreement may, with sixty (60) days prior written notice, be terminated.

                       (a) by either Southwall or Teijin if a material breach of any provisions of this Agreement has been committed by the other Party and such breach has not been waived or cured within sixty (60) days after notice of such breach;

                       (b) by mutual consent of Southwall and Teijin; or

                       (c) by either Southwall or Teijin if the Closing has not occurred (other than through the failure of any Party) on or before May 30, 1997.

                  12.3 Unless earlier terminated under the preceding paragraph, this Agreement shall be effective until the termination of the Loan Agreement stipulated in Article 7 hereinabove or seven (7) years after the effective date of this Agreement whichever occurs later. If Teijin owns 5% of the outstanding Common Stock of Southwall at the time of termination of this Agreement, the Parties will enter into good faith negotiation regarding further collaboration to benefit both Parties.

                  The provisions of paragraphs 13.1, 13.3 and 13.6 shall survive the termination hereunder.

                                   ARTICLE 13
                               GENERAL PROVISIONS

                  13.1 Except as otherwise expressly provided in this Agreement, each Party will bear its respective expenses incurred in connection with the preparation, execution and performance of this Agreement and the contemplated transactions, including all fees and expenses of agents, representatives, legal counsel and accountants.

                  In the event of early termination of this Agreement under paragraph 12.2, the obligation of each Party to pay its own expenses will be subject to any rights of such Party arising from a breach of this Agreement by the other Party.

                  13.2 Any public announcement or similar publicity with respect to this Agreement or the contemplated transactions will not be issued without the prior written consent of the other Party hereto, except as required by law.

                  13.3 Each Party will hold in confidence and not disclose to any of its own personnel who do not have a need to know or to any third party any information specifically marked as confidential which is received by it from the other Party in connection with the transactions contemplated hereby, without the prior written consent of the other Party.

                  The foregoing obligation of confidence shall extend for the term of this Agreement and any extensions hereof and for a period of five (5) years thereafter; provided, however, that the above confidentiality obligation shall not apply to any information:

                       (a) which is or becomes part of the public domain other than through breach of this Agreement or through the fault of the receiving Party;

                       (b) which is or becomes available to the receiving Party from a source other than the disclosing Party, which source has no obligation to the disclosing Party in respect thereof;

                       (c) which is made available by the disclosing Party in written form to a third party which is not a subsidiary of the disclosing Party without any confidentiality restrictions;

                       (d)  which  is  required  to  be   disclosed  by  law  or
governmental order; or

                       (e) disclosure of which is mutually agreed to by the Parties.

                  13.4 All notices, consents, requests, demands and other communications authorized or required to be given pursuant to this Agreement shall be given in writing:

                  If to Southwall:  President
                                    Southwall Technologies Inc.
                                    1029 Corporation Way
                                    Palo Alto, CA 94303

                  If to Teijin:     General Manager
                                    Films Planning & Administration Dept.
                                    Teijin Limited
                                    Iino Bldg.,
                                    1-1, Uchisaiwaicho 2-Chome
                                    Chiyoda-Ku, Tokyo 100
                                    JAPAN

                  Notices under this Agreement shall be deemed effective on the earlier of: actual receipt; one working day after dispatch when sent by telex, cable or by telefax to the recipient's proper telex or telefax number, or when delivered by hand, or ten (10) working days after being sent by air mail, certified or registered mail, postage pre-paid, return receipt requested, addressed as set out above (or as otherwise designated by any Party in writing by notice given in accordance with this paragraph).

                   13.5 The provisions in this Agreement relating to the Shares will be governed by California law; provisions concerning the loan documents contemplated hereby will be governed by Japanese law unless Teijin agrees that such provisions shall be governed by California law. All other agreements contemplated hereby shall be governed according to the mutual agreement of the parties.

                   13.6 Any disputes, controversy or claim arising out of or relating to this Agreement, or breach, termination, invalidity thereof, shall be finally settled by arbitration in accordance with the UNCITRAL Arbitration Rules as presently in force. The number of arbitrators shall be three (3). The language to be used in the arbitration shall be English. If Teijin initiates the arbitration the location of the arbitration shall be San Francisco, California. If Southwall initiates the arbitration the location of the arbitration shall be Tokyo, Japan.

                   13.7 Any failure of Southwall, on the one hand, or Teijin, on the other hand, to comply with any obligation, covenant, agreement or condition herein may be waived in writing by the other Party, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits waivers or consents by or on behalf of either Party, such waiver or consent shall be given in writing.

                   13.8 This Agreement supersedes all prior agreements between the Parties with respect to its subject matter (including the Letter of Intent between Southwall and Teijin dated

March 7, 1997) and constitutes the complete and exclusive statement of the agreement between the Parties with respect to its subject matter. This Agreement may not be amended, waived or modified except by an instrument in writing executed by the Parties.

                   13.9 This Agreement shall be binding upon and shall inure to the benefit of the Parties and their successors and assigns; provided, however, that neither Party may assign any of its rights under this Agreement without the prior written consent of the other Party.

                   13.10 If any term, covenant, restriction or provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the remaining terms, covenants, restrictions and provisions of this Agreement will remain in full force and effect, and shall in no way be affected, impaired or invalidated; it being the intent of the Parties that they would have executed the remaining terms, covenants, restrictions and provisions without including any of such which may be hereafter declared invalid, void or unenforceable.

                   13.11 Any failure or omission by the Parties in the performance of any obligation under this Agreement shall not be deemed a breach of this Agreement and shall not create any liability, if the same arises from any cause or causes beyond the control of any of the Parties, including, but not limited to, the following, which, for the purpose of this Agreement, shall be regarded as beyond the control of each of the Parties: Act of God, fire, storm, flood, earthquake, governmental regulation or direction, acts of the public enemy, war, rebellion, insurrection, riot, invasion, strike or lockout; provided, however, that each Party shall resume the performance whenever such causes are removed.

                   13.12 The headings of Articles in this Agreement are provided for convenience only and will not affect its construction or interpretation.

                  IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the day first above written.



                                           FOR SOUTHWALL TECHNOLOGIES INC.


                                           /s/  Martin M. Schwartz
                                           -------------------------------------
                                           Martin M. Schwartz
                                           President and Chief Executive Officer



                                           FOR TEIJIN LIMITED


                                           /s/  Hiroshi Itagaki
                                           -------------------------------------
                                           Hiroshi Itagaki
                                           President and Chief Executive Officer

                                    EXHIBIT A



          THIS WARRANT AND THE SECURITIES ISSUABLE UPON THE EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER SUCH ACT OR UNLESS SOLD PURSUANT TO RULE 144 UNDER SUCH ACT.

                                                                      Void after
                                                                    May 30, 2000


                          SOUTHWALL TECHNOLOGIES, INC.
                   WARRANT TO PURCHASE SHARES OF COMMON STOCK

            This Warrant is issued to Teijin Limited by Southwall Technologies, Inc., a Delaware corporation (the "Company"), pursuant to the terms of that certain Basic Agreement Regarding Stock Purchase Between Southwall and Teijin (the "Stock Purchase Agreement") dated as of April 9, 1997 by and among the Company and Teijin Limited, a Japanese corporation.

            1. Purchase of Shares. Subject to the terms and conditions hereinafter set forth, the holder of this Warrant is entitled, upon surrender of this Warrant at the principal office of the Company (or at such other place as the Company shall notify the holder hereof in writing), to purchase from the Company up to 158,000 fully paid and nonassessable shares of Common Stock of the Company, as more fully described below. The shares of Common Stock issuable pursuant to this Section 1 (the "Shares") shall also be subject to adjustment pursuant to Section 8 hereof.

            2. Purchase Price. The purchase price for the Shares shall be $9.00 per share. Such price shall be subject to adjustment pursuant to Section 8 hereof (such price, as adjusted from time to time, is herein referred to as the "Exercise Price").

            3. Exercise Period. This Warrant is immediately exercisable and it shall remain exercisable until and including May 30, 2000; provided, however, that in the event of (a) the sale of all or substantially all the assets of the Company, or (b) the merger of the Company into or consolidation with any other entity, this Warrant shall, on the date of such event, no longer be exercisable and become null and void. In the event of a proposed transaction of the kind described above, the Company shall notify the holder of the Warrant at least fifteen (15) days prior to the consummation of such event or transaction.

            4. Method of Exercise. While this Warrant remains outstanding and exercisable in accordance with Section 3 above, the holder may exercise, in whole or in part, the purchase rights evidenced hereby. Such exercise shall be effected by:

               (i) the surrender of the Warrant, together with a duly executed copy of the form of subscription attached hereto, to the Secretary of the Company at its principal offices; and

               (ii) the payment to the Company of an amount equal to the aggregate Exercise Price for the number of Shares being purchased.

            5. Net Exercise. In lieu of exercising this Warrant by paying the exercise price in cash, the holder of this Warrant may elect to receive shares equal to the value of this Warrant (or the portion thereof being canceled) by surrender of this Warrant at the principal office of the Company together with notice of such election, in which event the Company shall issue to the holder hereof a number of shares of Common Stock computed using the following formula:

                                            Y (A - B)
                                    X =     ---------
                                                A

         Where

            X -- The number of shares of Common Stock to be issued to the holder of this Warrant.

            Y -- The number of shares of Common Stock purchasable under this Warrant.

            A --  The fair  market  value of one share of the  Company's  Common
                  Stock.

            B --  The   Exercise   Price  (as  adjusted  to  the  date  of  such
                  calculations).

            For purposes of this Paragraph 5, the fair market value of Common Stock shall mean the average of the closing bid and asked prices of the Common Stock quoted in the over-the-counter market in which the Common Stock is traded or the closing price quoted on the Nasdaq Stock Market or on any exchange on which the Common Stock is listed, whichever is applicable, as published in the Western Edition of The Wall Street Journal for the ten trading days prior to the date of determination of fair market value (or such shorter period of time during which such stock was traded over-the-counter or on such exchange). If the Common Stock is not traded on the over-the-counter market or on an exchange, the fair market value shall be the price per share that the Company could obtain from a willing buyer for shares of Common Stock sold by the Company from authorized but unissued shares, as such price shall be determined in good faith by the Company's Board of Directors.

            6. Certificates for Shares. Upon the exercise of the purchase rights evidenced by this Warrant, one or more certificates for the number of Shares so purchased shall be issued as soon as practicable thereafter, and in any event within thirty (30) days of the delivery of the subscription notice.

            7. Issuance of Shares. The Company covenants that the Shares, when issued pursuant to the exercise of this Warrant, will be duly and validly issued, fully paid and nonassessable and free from all taxes, liens, and charges with respect to the issuance thereof.

            8. Adjustment of Exercise Price and Number of Shares. The number of and kind of securities purchasable upon exercise of this Warrant and the Exercise Price shall be subject to adjustment from time to time as follows:

               (a) Subdivisions, Combinations and Other Issuances. If the Company shall at any time prior to the expiration of this Warrant subdivide its Common Stock, by split-up or otherwise, or combine its Common Stock, or issue additional shares of its Common Stock as a dividend with respect to any shares of its Common Stock, the number of Shares issuable on the exercise of this Warrant shall forthwith be proportionately increased in the case of a subdivision or stock dividend, or proportionately decreased in the case of a combination. Appropriate adjustments shall also be made to the purchase price payable per share, but the aggregate purchase price payable for the total number of Shares purchasable under this Warrant (as adjusted) shall remain the same. Any adjustment under this Section 8(a) shall become effective at the close of business on the date the subdivision or combination becomes effective, or as of the record date of such dividend, or in the event that no record date is fixed, upon the making of such dividend.

               (b) Reclassification, Reorganization and Consolidation. In case of any reclassification, capital reorganization, or change in the Common Stock of the Company (other than as a result of a subdivision, combination, or stock dividend provided for in Section 8(a) above), then, as a condition of such reclassification, reorganization, or change, lawful provision shall be made, and duly executed documents evidencing the same from the Company or its successor shall be delivered to the holder of this Warrant, so that the holder of this Warrant shall have the right at any time prior to the expiration of this Warrant to purchase, at a total price equal to that payable upon the exercise of this Warrant, the kind and amount of shares of stock and other securities and property receivable in connection with such reclassification, reorganization, or change by a holder of the same number of shares of Common Stock as were purchasable by the holder of this Warrant immediately prior to such reclassification, reorganization, or change. In any such case appropriate provisions shall be made with respect to the rights and interest of the holder of this Warrant so that the provisions hereof shall thereafter be applicable with respect to any shares of stock or other securities and property deliverable upon exercise hereof, and appropriate adjustments shall be made to the purchase price per share payable hereunder, provided the aggregate purchase price shall remain the same.

               (c) Notice of Adjustment. When any adjustment is required to be made in the number or kind of shares purchasable upon exercise of the Warrant, or in the Exercise Price, the Company shall promptly notify the holder of such event and of the number of shares of Common Stock or other securities or property thereafter purchasable upon exercise of this Warrant.

            9. No Fractional Shares or Scrip. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant, but in lieu of such fractional shares the Company shall make a cash payment therefor on the basis of the Exercise Price then in effect.

            10. No Stockholder Rights. Prior to exercise of this Warrant, the holder shall not be entitled to any rights of a stockholder with respect to the Shares, including (without limitation) the right to vote such Shares, receive dividends or other distributions thereon, exercise preemptive rights or be notified of shareholder meetings, and such holder shall not be entitled to any notice or other communication concerning the business or affairs of the Company.

            11. Successors and Assigns. The terms and provisions of this Warrant and the Stock Purchase Agreement shall inure to the benefit of, and be binding upon, the Company and the holders hereof and their respective successors and assigns.

            12. Amendments and Waivers. Any term of this Warrant may be amended and the observance of any term of this Warrant may be waived (either generally or in a particular instance and either retroactively or prospectively), with the written consent of the Company and the holders of the shares of Common Stock issued or issuable upon exercise of this Warrant. Any waiver or amendment effected in accordance with this Section shall be binding upon each holder of any Shares purchased under this Warrant at the time outstanding (including securities into which such Shares have been converted), each future holder of all such Shares, and the Company.

            13. Transfer Procedure. Subject to the provisions of applicable securities laws, and the written consent of the Company, the holder hereof may transfer all or part of this Warrant or the Shares issuable upon exercise of this Warrant by setting forth the name, address and taxpayer identification number of the transferee and surrendering this Warrant to the Company for reissuance to the transferee(s) (and the holder if applicable).

            14. Governing Law. This Warrant shall be governed by the laws of the State of California as applied to agreements among California residents made and to be performed entirely within the State of California.




                                     SOUTHWALL TECHNOLOGIES, INC.


                                     By:
                                         ---------------------------------------
                                         Martin M. Schwartz, President and Chief
                                         Executive Officer

                                     Address: Southwall Technologies, Inc.
                                              1029 Corporation Way
                                              Palo Alto, CA  94303

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                                    EXHIBIT B

                                    ARTICLE I


                        REPRESENTATIONS AND WARRANTIES OF
                                   THE COMPANY

            The Company hereby represents and warrants that, except as set forth on a Schedule of Exceptions (the "Schedule of Exceptions"), which exceptions shall be deemed to be representations and warranties as if made hereunder:

            1.1 Organization. The Company is a duly organized and validly existing corporation in good standing under the laws of the state of Delaware and is duly qualified or registered to do business as a foreign corporation and is in good standing in each jurisdiction which requires such qualification or registration wherein it owns or leases any material properties or conducts any material business, except where the failure so to qualify or register would not, in the aggregate, have a material adverse effect on the Company. The Company has the corporate power and authority to own its properties and conduct its business as currently conducted.

            1.2 Capitalization.

               (a) The Company has duly authorized  capital stock  consisting of
(i) 20,000,000 shares of Common Stock, $0.001 par value, of which 6,538,589 shares were issued and outstanding on February 28, 1997 and 378,472 shares were held in treasury, and (ii) 5,000,000 shares of Preferred Stock, none of which are issued and outstanding on the date hereof or held in treasury. All such outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable.

               (b) The Company has the following  outstanding  securities  which are convertible into Common Stock as of March 31, 1997: the Convertible Subordinated Note due May 31, 1999 to Monsanto Company, or its successors or assigns (the "Monsanto Note"). The Monsanto Note is in the amount of US$2,650,000 and convertible, prior to repayment, into shares of Southwall common stock at a conversion price of US$10.00 per share, subject to certain anti-dilution adjustments.

               (c) The Company has adopted the following plans: (i) the Restated 1987 Stock Option Plan; (ii) the 1987 Employee Stock Purchase Plan; (iii) the 1997 Stock Incentive Plan; and (iv) the 1997 Employee Stock Purchase Plan. The following information is provided as of March 31, 1997. With respect to the Restated 1987 Stock Option Plan, a total of 2,275,000 shares have been reserved for issuance, 563,050 shares have been issued and 1,659,237 shares remain subject to outstanding options. With respect to the 1987 Employee Stock Purchase Plan, 150,000 shares have been reserved for issuance, 125,213 shares have been issued and no shares remain available for issuance because such plan terminated in accordance with its terms, as of March 18, 1997. The 1997 Stock Incentive Plan which supersedes the Restated 1987 Stock Option Plan was adopted by the Board on March 20, 1997 and remains subject to stockholder approval at the 1997 Annual Meeting; 400,000 shares have been reserved for issuance, and no options have been granted and no shares have been issued. With respect to the 1997 Employee Stock Purchase Plan, which the Board adopted on March 20, 1997 and which remains subject to stockholder approval at the 1997 Annual Meeting, 100,000 shares have been reserved for issuance, and no shares have been issued. All such plans have been described in a list previously delivered to Teijin (the "Stock Plans").

               (d) All of the issued and outstanding securities of the Company have been duly authorized and validly issued and are fully paid and nonassessable. Except as described in this Section 1.2 or set forth in a list previously delivered to Teijin, there is no other outstanding voting stock or other outstanding rights to acquire voting stock. Except as set forth herein there are no existing voting trusts, voting agreements or similar agreements between the Company and any of its shareholders.

               (e) Copies of the Company's Certificate of Incorporation and the Company's Bylaws have been delivered by the Company to Teijin and are complete and correct. The Company will furnish upon the request of Teijin true and correct copies of any amendments to the foregoing instruments until this Agreement is terminated.

            1.3 Subsidiaries. The only direct or indirect subsidiaries of the Company are those named in Exhibit 21 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 or a list previously furnished to Teijin, and the information relating to the organization of such subsidiaries set forth in such list is true and correct. Except as set forth in the SEC Documents or a list furnished to Teijin, the Company is, directly or indirectly, the record and beneficial owner of all of the outstanding shares of the subsidiaries, free and clear of any claim, lien, encumbrance or agreement with respect thereto, and no equity securities of such subsidiaries are required to be issued by reason of any warrants, rights, options, calls, commitments or other agreements.

            1.4 Authorization and Approval. The Company has full corporate power and authority to enter into and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement by the Company have been duly authorized by all requisite corporate action. This Agreement constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies, and to limitations of public policy as they may apply to Section 1.4 of Exhibit C to this Agreement. The Company is not a party to, subject to, or bound by any agreement or any judgment, order, writ, injunction, or decree of any court, governmental body, or arbitrator which would conflict with or be breached by the execution, delivery or performance by the Company of this Agreement or which would prevent the carrying out of this Agreement. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or to a loss of a material benefit, under any

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provision of the  Certificate of  Incorporation  or Bylaws of the Company or any
mortgage, indenture, lease or other agreement or instrument, permit, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or its properties or assets, the effect of which would have a material adverse effect on the Company as a whole or would materially
impair  or  restrict  the  Company's   power  to  perform  its   obligations  as
contemplated hereby. The Shares, when sold and delivered by the Company and paid for by Teijin pursuant to this Agreement, will have been duly and validly issued, will be fully paid and nonassessable, and will have the rights, preferences, privileges and restrictions described in the Certificate of Incorporation. The Common Stock issuable upon exercise of the Warrants has been duly and validly reserved, and, when issued in compliance with the provisions of this Agreement and the Warrant, will be validly issued and will be fully paid and nonassessable. The issuance and sale of shares of the Shares and Warrant to Teijin under Article III of the Agreement hereof will not give rise to any preemptive rights or rights of first refusal on behalf of any person or group.

            1.5 SEC Filings and Financial Statements. The Company has heretofore furnished to Teijin copies of its Annual Report on Form 10-K for the fiscal year ended December 31, 1996, and all other registration statements, reports and proxy statements filed by the Company with the Securities and Exchange Commission ("SEC") on or after January 1, 1996 ("SEC Documents"). Each of the SEC Documents was prepared and filed in substantial compliance with the provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder. Each of the SEC Documents was complete and correct in all material respects as of its date, and, as of its date, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which made, not misleading. The consolidated financial statements and the notes thereto contained in the SEC Documents are correct and complete and fairly present the consolidated financial position of the Company and its subsidiaries on the respective dates thereof and the results of operations for the periods then ended, and the balance sheets and notes thereto contained therein show and properly reflect all material liabilities of the Company and its consolidated subsidiaries on the respective dates thereof, except for various claims and lawsuits against the Company now pending, the total liability from which would not, in the judgment of the Company, materially adversely affect the business, properties, or financial condition of the Company and its subsidiaries, taken as a whole. Each such financial statement complies as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and was prepared in conformity with generally accepted accounting principles consistently applied (except, in the case of unaudited statements, as permitted by the SEC for its Quarterly Reports on Form 10-Q).

            1.6 Litigation. There is no action, suit, proceeding or investigation pending or to Southwall's knowledge threatened against the Company that questions the validity of this Agreement, or the right of the Company to enter into such agreement, or to consummate the transactions contemplated hereby or thereby, or that might result, either individually or in the aggregate, in any material adverse changes in the assets, condition, affairs or prospects of the

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

Company, financially or otherwise, or any change in the current equity ownership of the Company.

            1.7 No Pending Transactions. The Company is not a party to or bound by any agreement (i) to merge or consolidate with, or acquire all or substantially all of the property and assets of, any other person, (ii) to sell, lease, or exchange all or any substantial part of its property and assets to any other person, or (iii) except as otherwise disclosed to Teijin or as contemplated by this Agreement, to issue, grant or sell any voting stock or rights to acquire voting stock in any transaction where Teijin would, upon completion of the transaction, own five percent (5%) or more of all outstanding Voting Stock.

            1.8 No Material Adverse Changes. Except as otherwise disclosed herein or in the SEC Documents, since December 31, 1996, there has not been any material adverse change in the financial condition or in the operations, properties, assets or liabilities of the Company and its subsidiaries, taken as a whole, whether or not arising in the ordinary course of business.

            1.9 Dividends. Since December 31, 1996, the Company has not made any declaration, setting aside or payment to the holders of its Common Stock of any dividends or other distributions in respect of the Common Stock or agreed to take any such action (other than repurchases under employee stock plans).

            1.10 Intellectual Property Rights. Except as disclosed in the SEC Documents filed prior to the execution of this Agreement, to its knowledge the Company and its subsidiaries own or possess adequate rights to use all material patents, trademarks, trade names, service marks, trade secrets, copyrights and other proprietary industrial property rights as are necessary in connection with the business of the Company, the lack of which would have a material adverse effect on the Company and its subsidiaries taken as a whole, and the Company does not have any knowledge of any conflict with the rights of the Company and its subsidiaries therein or any knowledge of any conflict by them with the rights of others therein which would have a material adverse effect on the Company and its subsidiaries taken as a whole.

            1.11 Compliance with Laws. To the Company's best knowledge, the business of the Company and its subsidiaries is not being conducted in material violation of any applicable law, rule or regulation (including environmental regulations), judgment, decree or order of any governmental entity which is material to the conduct of the Company's business, except for any violations which, individually or in the aggregate, will not have a material adverse effect on the business condition of the Company and its subsidiaries taken as a whole. There are no judgments or outstanding orders, injunctions, decrees, stipulations or awards (whether rendered by a court or administrative agency or by arbitration) against the Company or any subsidiary or against any of their respective properties or business which will, individually or in the aggregate, have a material adverse effect on the business condition of the Company and its subsidiaries taken as a whole.

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

            1.12 Disclosure.

               (a) No representation or warranty made by the Company in this Agreement, and no statement contained in any certificate, list or other instrument specified in this Agreement (when read together and taken as a whole), contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances under which they are made, not misleading.

               (b) Notwithstanding the foregoing, Teijin shall be deemed to have knowledge of all information set forth in the SEC Documents. Any facts disclosed in the SEC Documents or in response to any particular representation contained herein shall be deemed to have been disclosed to Teijin in connection with all other applicable representations contained herein.


                                   ARTICLE II


                            COVENANTS OF THE COMPANY

               Until the termination of this Agreement or until Teijin shall no longer hold 5% of the outstanding Common Stock of the Company, the Company covenants and agrees as follows:

            2.1 Rule 144. With a view to making available to Teijin the benefits of Rule 144 promulgated under the Securities Act, any other similar rules or regulations of the SEC which may at any time permit Teijin to sell or distribute without registration the Shares and shares of Common Stock issued upon exercise of the Warrant, the Company agrees to use its best efforts to file with the SEC in a timely manner all reports and other documents required to be filed under the Exchange Act.

            2.2 Future SEC Filings. The Company shall promptly provide to Teijin copies of all SEC Documents (excluding exhibits) filed with the SEC after the Closing Date.

            2.3 Stock Exchange Listing. The Company will use its best efforts to obtain the listing on the Nasdaq National Market of the Shares and the shares of Common Stock which Teijin may acquire upon exercise of the Warrant.


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                                    EXHIBIT C

                                    ARTICLE I

                               REGISTRATION RIGHTS



            1.1 Rights to Demand Registration.

               (a) If at any time and from time to time, Teijin shall request the Company in writing to register under the Securities Act the Shares or any shares of Common Stock issued upon exercise of the Warrant and held by Teijin (the shares subject to such request herein referred to as the "Registrable Shares"), the Company shall use all reasonable efforts to cause the Registrable Shares specified in such request (which must be at least such percentage of the aggregate shares of Common Stock then outstanding as is reasonably anticipated to result in an offering with aggregate gross proceeds to Teijin in excess of $7,500,000, or such lesser percentage if it constitutes all shares of voting stock held by Teijin at such time) to be registered as soon as reasonably practicable so as to permit the sale thereof and in connection therewith prepare and file, on such appropriate form as the Company in its discretion shall determine, a registration statement under the Securities Act to effect such registration and seek to have such registration statement become effective as promptly as practicable; provided, however, that each such request shall:

                    (i) specify the number of Registrable Shares intended to be offered and sold,

                    (ii) express the present intention of Teijin to offer or cause the offering of such Registrable Shares for distribution,

                    (iii) describe the nature or method of the proposed offer and sale thereof, and

                    (iv) contain the undertaking of Teijin to provide all such information and materials and take all such action as may be required in order to permit the Company to comply with all applicable requirements of the SEC and to obtain any desired acceleration of the effective date of such registration statement.

               (b) Upon any  registration  becoming  effective  pursuant to this
Section 1.1, the Company shall use its best efforts to keep such registration statement current for a period of 90 days. Notwithstanding the foregoing, (i) the Company shall not be obligated to cause any special audit to be undertaken in connection with any such registration, (ii) the Company shall be entitled to postpone for a reasonable period of time, but not in excess of 120 calendar days, the filing of any registration statement otherwise required to be prepared and filed by it if the Company at the time it receives a request for registration, reasonably believes in good faith, and discloses to Teijin the reasons for such belief, that it would be disadvantageous to the Company for such filing to be made at the time requested by Teijin in which event the Company may delay the preparation and filing of a registration statement for a period of up to 120 days and (iii) the Company shall not be obligated to file a registration statement pursuant to this Section 1.1 during the 90-day period following the effectiveness of any registration statement filed by the Company in connection with an underwritten primary offering of its securities. The obligation of the Company to register any Registrable Shares on demand by Teijin in accordance with this Section 1.1 shall expire after registration statements filed by reason of such demands have become effective on four separate occasions, and in no event shall Teijin be entitled to request more than two demand registration statements hereunder in any 12-month period. The Company shall not be obligated to file any registration statement if the number of shares of Common Stock to be registered for sale would exceed ten percent (10%) of the aggregate shares of Common Stock then outstanding. In connection with any demand offering under this section 1.1 involving an underwriting of shares of the Company's capital stock, the Company shall select the underwriters subject to the reasonable consent of Teijin.

            1.2 The Company's Obligations. As to each offering of Common Stock covered by a registration statement referred to in Section 1.1, the Company shall:

               (a) Use its best effort to have such registration statement declared effective as promptly as reasonably practicable on or after such time and date as specified by Teijin and will promptly notify Teijin and its underwriters, if any, and confirm such advice in writing (i) when such registration statement has become effective, (ii) when any post-effective amendment to any such registration statement becomes effective and (iii) of any request by the SEC for any amendment or supplement to such registration statement or any prospectus relating thereto or for additional information;

               (b) Furnish to Teijin or the underwriters such number of copies of any prospectus (including any preliminary prospectus) in conformity with the requirements of the Securities Act, as Teijin may reasonably request in order to effect the offering and sale of the shares of Common Stock being offered and sold by Teijin, but only while the Company is required under the provisions hereof to cause the registration statement to remain current;

               (c) Use the best efforts to register or qualify not later than the effective date of such registration statement the shares of Common Stock held by Teijin registered thereunder under the "blue sky" laws of such states as Teijin may reasonably request; provided, however, that the Company shall not be obligated to qualify as a foreign corporation or as a dealer in securities or to execute or file any general consent to service of process under the laws of any such state where it is not at such time so qualified or subject; and

               (d) For a period of at least 90 days from the effective date of the registration statement, keep such registration statement in effect and current and from time to time amend or supplement the registration statement and the prospectus in connection therewith in compliance with the Securities Act and the rules and regulations adopted thereunder to permit the sale or distribution of the shares with respect to which such registration statement shall have become effective. If at any time the SEC should institute or threaten to institute any proceedings

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

for the purpose of issuing, or should issue a stop order suspending the effectiveness of any such registration statement, the Company will promptly notify Teijin and will use its best efforts to prevent the issuance of any such stop order or to obtain the withdrawal thereof as soon as possible. The Company will advise Teijin promptly of any order or communication of any public board or body addressed to the Company suspending or threatening to suspend the qualification of any of the shares of Common Stock for sale in any Jurisdiction.

            1.3 Expenses. The out-of-pocket costs and expenses incurred in connection with any registration pursuant to Section 1.1 shall be borne by Teijin, provided that Teijin shall not be required to reimburse the Company for compensation of the Company's officers and employees, regular audit expenses, and normal corporate costs. The costs and expenses of any such registration shall include, without limitation, the reasonable fees and expenses of the Company's counsel and its accountants and all other out-of-pocket costs and expenses of the Company incident to the preparation, printing and filing under the Securities Act of the registration statement and all amendments and supplements thereto and the cost of furnishing copies of each preliminary prospectus, each final prospectus and, each amendment or supplement thereto to underwriters, dealers and other purchasers of the securities so registered, the costs and expenses incurred in connection with the qualification of such securities so registered under the "blue sky" laws of various jurisdictions, the fees and expenses of the Company's transfer agent and all other costs and expenses of complying with the foregoing provisions of this Article I.

            1.4 Indemnification.

               (a) In the case of any offering registered pursuant to Section 1.1, the Company hereby indemnifies and agrees to hold harmless Teijin, any underwriter (as defined in the Securities Act) of shares offered by Teijin, and each person, if any, who controls Teijin or any such underwriter within the meaning of Section 15 of the Securities Act against any losses, claims, damages or liabilities, joint or several, to which any such persons may be subject, under the Securities Act or otherwise, and to reimburse any of such persons for any legal or other expenses reasonably incurred by them in connection with investigating any claims or defending against any actions, insofar as such losses, claims, damages or liabilities arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the registration statement under which such Registrable Shares were registered under the Securities Act pursuant to this Article I, any prospectus contained therein, if used during the period appropriate for such prospectus, or any amendment or supplement thereto, or the omission or alleged omission to state therein (if so used) a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, except insofar as such losses, claims, damages or liabilities arise out of or are (x) based upon any such untrue statement or omission or alleged untrue statement or omission made in reliance upon information furnished to the Company in writing by Teijin or any underwriter for Teijin specifically for use therein, or (y) made in any preliminary prospectus, and the prospectus contained in the registration statement, as declared effective or in the form filed by the Company with the SEC pursuant to Rule 424 under the Securities Act shall have corrected such statement or omission and a copy of such prospectus shall not have been sent or otherwise delivered to such person at or prior to the confirmation of such sale to such person.

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

               1.5 Participation. The Company will permit counsel and other representatives of Teijin to participate in meetings in connection with the preparation of each registration statement referred to in Section 1.1. Before filing the registration statement or amendments or supplements thereto, the Company shall furnish to Teijin copies of all such documents proposed to be filed. The Company shall promptly deliver to Teijin copies of the registration statement and amendments thereto as filed with the SEC and upon the effectiveness of the registration statement such number of copies of the prospectus included in such registration statement as Teijin may reasonably request.

               1.6 Proposed Distribution. As to each registration statement referred to in Section 1.1, Teijin will provide the Company with a description of the proposed method or methods of distribution of securities from time to time contemplated by Teijin, and the Company shall include such description in the registration statement and file any and all amendments and supplements necessary in connection therewith.

               1.7 Prior Registration Rights. Notwithstanding the foregoing, however, the registration rights granted to Teijin in this Article I are subject to the registration rights granted by the Company to certain investors under agreements entered into by the Company prior to the date of this Agreement. The Company has made available to Teijin copies of such prior registration rights.

               1.8 Termination of Registration Rights. Teijin shall not be entitled to exercise any right provided for in this Article 1 after the three
(3) year period following the issuance of the shares.

                                  4